787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 5, 2017

VIA EDGAR

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549-4644

Re:
Comments to Preliminary Proxy Materials for Clough Global Dividend & Income Fund (“GLV”), Clough Global Equity Fund (“GLQ”) and Clough Global Opportunities Fund (“GLO”) (each, a “Fund” and collectively, the “Funds”)

Investment Company Act File Nos. 811-21583, 811-21712 and 811-21846

Dear Ms. Younis:

Each Fund filed a preliminary proxy statement on Schedule 14A (each, a “Proxy Statement” and collectively, the “Proxy Statements”) with the Securities and Exchange Commission (the “Commission”) on May 15, 2017. This letter responds to comments regarding the Proxy Statements that you provided in a telephone conversation on May 24, 2017 to P. Jay Spinola and Patrick T. Quinn. We have discussed the staff’s comments with representatives of the Funds. For your convenience, the substance of those comments has been restated in italicized text below. The Funds’ response to each comment is set out immediately under the restated comment.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the respective Proxy Statement.

With regard to all Funds:

Comment No. 1: In the subsection entitled “IMPORTANT INFORMATION ABOUT YOUR VOTE – Who are the Nominees Proposed by the Board?”, please remove or substantiate the following language: “[t]he dissident nominees are unfamiliar . . . seemingly with closed-end funds generally. . . .”

Response: The Funds have revised the referenced sentence to read “In contrast, the dissident nominees are unfamiliar with the Fund and, based on the limited information that the activist hedge fund has provided to the Fund, appear to have little to no experience serving on the board of a closed-end fund. The Board believes that the dissident nominees will seek to advance the short-term goals of the activist hedge fund that nominated them rather than the long-term goals of Fund shareholders.”

New York Washington Paris London Milan Rome Frankfurt Brussels in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: In the section entitled “THE FACTS”, in the third bullet point, please explain why the financial ratios presented are not calculated based on net assets and why each Fund’s ratios differ from the expense ratios in such Fund’s 2016 financial statements.

Response: In the proxy statement filed by Saba, Saba argues that the Funds have some of the highest expense ratios in the industry. The Funds find this statement to be misleading. Saba compares the Funds to an entire universe of closed-end funds without regard to differences in their investment strategies, use of leverage and other characteristics. The referenced disclosure seeks to illustrate to shareholders that when the Funds are compared to an appropriate group of peer funds, and expenses are normalized to account for differences in managed assets and the costs of interest on borrowings and short sales, a more appropriate comparison of each Fund’s expenses can be made. The disclosure included in the Proxy Statements is intended to show that when placed in context each Fund’s expense ratio is very competitive with its peers in contrast with Saba’s claims. In response to the staff’s concerns, the Funds will make clear that additional information regarding each Fund’s total expense ratio can be found in the Fund’s most recent annual report.

The referenced disclosure, in relevant part, has been revised as follows:

GLV:
“When the Fund is compared to an appropriate group of peer funds, and expenses are normalized to account for differences in managed assets and the costs of interest on borrowings and short sales, a more appropriate comparison of the Fund’s expenses can be made. Placed in context, the Fund’s expense ratio is very competitive with its peers.

We employed an independent third party research firm to compare the Fund’s expense ratio, excluding expenses such as interest on leverage and shorting costs, to an appropriate peer group. Based on independent analysis, this third party research firm found that your Fund’s expenses of 1.03% on managed assets (exclusive of leverage and shorting costs) was the second lowest in its peer group of 11 funds (the median expense level of this group was 1.15%). The Fund’s expense ratio on managed assets (inclusive of leverage and shorting costs) is 1.80%, calculated as of October 31, 2016. Additional information regarding the Fund’s expenses, including its total expense ratio on net assets (inclusive of leverage and shorting costs) can be found in the Fund’s annual report to shareholders, which is available free of charge by contacting the Fund.”

GLO:
“When the Fund is compared to an appropriate group of peer funds, and expenses are normalized to account for differences on managed assets and the costs of interest on borrowings and short sales, a more appropriate comparison of the Fund’s expenses can be made. Placed in context, the Fund’s expense ratio is very competitive with its peers.

We employed an independent third party research firm to compare the Fund’s expense ratio, excluding expenses such as interest on leverage and shorting costs, to an appropriate peer group. Based on independent analysis, this third party research firm found that your Fund’s expenses of 1.33% on managed assets (exclusive of leverage and shorting costs) was consistent within its peer group of 11 funds (the median expense level of this group was 1.22%). The Fund’s expense ratio on managed assets (inclusive of leverage and shorting costs) is 2.11%, calculated as of October 31, 2016. Additional information regarding the Fund’s expenses, including its total expense ratio on net assets (inclusive of leverage and shorting costs) can be found in the Fund’s annual report to shareholders, which is available free of charge by contacting the Fund.”

GLQ:
“When the Fund is compared to an appropriate group of peer funds, and expenses are normalized to account for differences on managed assets and the costs of interest on borrowings and short sales, a more appropriate comparison of the Fund’s expenses can be made. Placed in context, the Fund’s expense ratio is very competitive with its peers.

We employed an independent third party research firm to compare the Fund’s expense ratio, excluding expenses such as interest on leverage and shorting costs, to an appropriate peer group. Based on independent analysis, this third party research firm found that your Fund’s expenses of 1.25% on managed assets (exclusive of leverage and shorting costs) was consistent within its peer group of 11 funds (the median expense level of this group was 1.22%). The Fund’s expense ratio on managed assets (inclusive of leverage and shorting costs) is 2.03%, calculated as of October 31, 2016. Additional information regarding the Fund’s expenses, including its total expense ratio on net assets (inclusive of leverage and shorting costs) can be found in the Fund’s annual report to shareholders, which is available free of charge by contacting the Fund.

Comment No. 3: In the section entitled “THE FACTS”, in the first full paragraph beginning “To further its own agenda. . .”, please clarify that if a dissident candidate nominated by Saba is elected as a Trustee of a Fund, such nominee would owe a fiduciary duty to such Fund’s shareholders in such person’s official position as Trustee.

Response: The Funds have revised the relevant disclosure to make clear that the reference to Saba is only referring to it in its capacity as an investor. As revised, the disclosure now reads: “Saba, as an investment manager seeking to enhance the returns of its clients, owes a duty only to its private funds that have invested in the Fund, not to the Fund’s shareholders.”

Comment No. 4: In the last paragraph of the subsection entitled “PROPOSAL 1: ELECTION OF NOMINEES TO THE FUND’S BOARD OF TRUSTEES – Trustee Compensation”, please disclose the Fund’s policy, if any, with regard to Trustees’ attendance at annual meetings of security holders and state the number of board members who attended the prior year's annual meeting pursuant to Item 22(b)(15) of Schedule 14A.

Response: The Funds respectfully refer the staff to the section of the Proxy Statements entitled “Other Board Related Matters.” This section currently discloses that “The Fund does not require Trustees to attend the Annual Meeting of Shareholders. No Trustees attended the Fund’s Annual Meeting of Shareholders held in 2016.” The Fund submits that this disclosure is responsive to the information required by Item 22(b)(15) of Schedule 14A.

Comment No. 5: In the chart disclosing 5% or Greater Shareholders of a Fund, please use table headings listed in the example referenced in Item 6(d).

Response: The requested change has been made to the Proxy Statements.

Comment No. 6: In the section entitled “SHAREHOLDER PROPOSALS”, please include the deadline by which a shareholder must submit nominees for inclusion in the Fund’s proxy.

Response: The referenced disclosure has been revised to note that shareholder proposals, including nominations of shareholders to serve as trustees, must be submitted in the timeframe referenced in the paragraph.

Comment No. 7: Please confirm to the staff that the webpage indicated on the proxy card where a shareholder may vote will have available the proxy materials.

Response: The Funds hereby confirm that the applicable website will allow a shareholder to access the Fund’s proxy materials.

With regard to GLV and GLO:

Comment No. 8: In the section entitled “THE FACTS”, GLO’s Proxy Statement discloses the performance of a blended index comprised of 75% of MSCI World Index and 25% of the Bloomberg Barclays U.S. Aggregate Bond Index, while GLV’s Proxy Statement discloses the performance of a blended index comprised of 50% of MSCI World Index and 50% of the Bloomberg Barclays U.S. Aggregate Bond Index. Please describe why the percentages of each benchmark index are different for GLO and GLV.

Response: Each of GLV and GLO respectfully note that the index performance disclosed in the applicable Proxy Statement is the performance of each Fund’s stated primary benchmark index appearing in its annual report to shareholders. Each Fund's blended primary benchmark index reflects the markets in which the Fund principally invests.

If you have any questions regarding these responses, please do not hesitate to contact me at 212-728-8970.

Very truly yours,

/s/ Jay Spinola
P. Jay Spinola

Enclosures

cc:	Mimi Gross, Clough Capital Partners L.P.